SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

8 June 2015

BP p.l.c.
First quarter interim dividend for 2015
Payments of dividends in sterling

On 28 April 2015, the Directors of BP p.l.c. announced that the interim dividend for the first quarter 2015 would be US$0.10 per ordinary share (US$0.60 per ADS). This interim dividend is to be paid on 19 June 2015 to shareholders on the share register on 8 May 2015. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 2 June to 5 June 2015 (£1 = US$1.53151). Accordingly, the amount of sterling dividend payable in cash on 19 June 2015 will be:

6.5295 pence per share.

Details of the first quarter 2015 dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 June, 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary